August 22, 2005

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 093/2005**

  Subject: Notification of the adjustment to exercise price and exercise ratio of ESOP Warrants Grant I, II, III and IV

  Date: August 22, 2005

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Ms. Saowanee Tengvongvatana.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5561 or by emailing saowanee.t@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

Mrs. Siripen Sitasuwan

President & Group CFO
Shin Corporation Plc.

Enclosure

AIS

August 22, 2005

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 093/2005**

  Subject: Notification of the adjustment to exercise price and exercise ratio of ESOP Warrants Grant I, II, III and IV

  Date: August 22, 2005

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Ms. Saowanee Tengvongvatana.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5561 or by emailing saowanee.t@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

[signature]

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

RECEIPT COPY
Received by:
Date:

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
August 22, 2005

AIS-CP 093/2005

August 22, 2005

Subject: Notification of the adjustment to exercise price and exercise ratio of ESOP Warrants Grant I, II, III and IV

To: President
The Stock Exchange of Thailand

According to the Board of Directors' Meeting of Advanced Info Service Public Company Limited (the "Company") No. 5/2005 held on August 10, 2005 passed a resolution to approve the dividend payment for the first half of 2005 to shareholders at the rate of 3.00 Baht per share, totaling 8,838.51 million Baht to the shareholder of the company.

Upon the resolution, the Company has announced to distribute the dividends in excess of 50% of the net profit after income tax. This has affected on the adjustment to exercise price and exercise ratio of warrants to purchase the Company's ordinary shares, which were offered to directors and employees of the Company (ESOP) Grant I, II, III and IV as stated in Clause 2.6 (v) of the Prospectus offering the ESOP Program of the Company. The ESOP warrant holders shall not be decreased their rights. The adjustment to exercise price and exercise ratio of ESOP Warrants were shown as follow;

ESOP Grant I	**Before adjustment**	**After adjustment**
Exercise price (Baht per share)	46.780	46.160
Exercise ratio (warrant : common shares)	1 : 1.02549	1 : 1.03927
Number of shares to be allotted (shares)	3,892,789	3,843,532*
ESOP Grant II	**Before adjustment**	**After adjustment**
Exercise price (Baht per share)	42.302	41.741
Exercise ratio (warrant : common shares)	1 : 1.02549	1 : 1.03927
Number of shares to be allotted (shares)	5,509,744	5,474,146*
ESOP Grant III	**Before adjustment**	**After adjustment**
Exercise price (Baht per share)	90.637	89.435
Exercise ratio (warrant : common shares)	1 : 1.01272	1 : 1.02633
Number of shares to be allotted (shares)	9,100,385	9,186,679*
ESOP Grant IV	**Before adjustment**	**After adjustment**
Exercise price (Baht per share)	106.66	105.246
Exercise ratio (warrant : common shares)	1 : 1	1 : 1.01344
Number of shares to be allotted (shares)	9,653,900	9,783,648*
Number of additional shares to be allotted after adjustment of exercise price and exercise ratio of ESOP (shares)	Total 216,042	

* calculated from the remaining of unexercised warrants

The new exercise price and new exercise ratio shall be effective immediately on August 22, 2005 or the first day of XD sign posting onwards. As a result, provided that, the Company currently has sufficiently reserved shares for the exercise of ESOP warrants. The Company, therefore, will allot the additional shares to reserve for the new exercise ratio of ESOP Grant I, II, III and IV in the Annual General Meeting of Shareholders for fiscal year 2006.